UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

FINISH LINE INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

317923100

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317923100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,174,200 shares of common stock (See Item 5)*
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER 3,174,200 shares of common stock (see Item 5)*
	10	SHARED DISPOSITIVE POWER *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,871,448*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%*
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership over 8,697,248 of the Shares is disclaimed as interests are economic interests held through contracts for differences, the terms of which do not confer voting rights or dispositive power.

The following constitutes Amendment No. 21 (“Amendment No. 21”) to the Schedule 13D filed by the undersigned on April 14, 2017 as amended by Amendment No. 1 thereto filed on May 19, 2017, Amendment No. 2 thereto filed on May 22, 2017, Amendment No. 3 thereto filed on May 25, 2017, Amendment No. 4 thereto filed on June 5, 2017, Amendment No. 5 thereto filed on June 7, 2017, Amendment No. 6 thereto filed on June 19, 2017, Amendment No. 7 thereto filed on June 20, 2017, Amendment No. 8 thereto filed on June 22, 2017, Amendment No. 9 thereto filed on June 23, 2017, Amendment No. 10 thereto filed on June 27, 2017, Amendment No. 11 thereto filed on July 7, 2017, Amendment No. 12 thereto filed on July 11, 2017, Amendment No. 13 thereto filed on July 13, 2017, Amendment No. 14 thereto filed on July 19, 2017, Amendment No. 15 thereto filed on July 24, 2017, Amendment No. 16 thereto filed on July 25, 2017, Amendment No. 17 thereto filed on July 27, 2017, Amendment No. 18 thereto filed on August 14, 2017, Amendment No. 19 thereto filed on August 16, 2017 and Amendment No. 20 thereto filed on August 21, 2017 (the “Schedule 13D”). This Amendment No. 21 amends the Schedule 13D as specifically set forth.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 3,174,200 Shares and has an indirect economic interest in 8,697,248 Shares, representing in aggregate a 29.57% economic interest in the Shares. The indirect economic interest is held through the CFDs with ETX Capital listed in paragraph (c) of this Item 5.

(b) Once the August 21, 2017 sale referred to in paragraph (c) of this Item 5 completes, the Reporting Person will have the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,174,200 Shares it beneficially holds, representing 7.91% of the Shares. Pursuant to the CFDs, the Reporting Person does not have the power to vote or direct the vote, or power to dispose or direct the disposition, of the Shares represented by CFDs and, accordingly, beneficial ownership for such Shares is disclaimed pursuant to Rules 13d-4 and 16a-1(a)(4) for Section13(d) and Section 16(a) purposes.

(c) The following table lists each of the CFD purchases and sales by the Reporting Person of CFDs in respect of the Shares during the past 60 days. Each of these CFDs were entered into with ETX Capital and provide that the parties will exchange the difference in the value of the Shares at the time at which the contract is agreed and the time at which it is closed. As disclosed in the table below, on August 21, 2017, CFDs representing an aggregate of 3,174,200 Shares were closed down and the underlying Shares transferred to the Reporting Person at a price of $11.00 per Share.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed (USD)
23 June 2017	Sale	7,093	14.01
28 June 2017	Sale	13,438	14.60
29 June 2017	Sale	38,905	14.73
29 June 2017	Sale	59,469	14.73
30 June 2017	Sale	4,000	14.53
3 July 2017	Sale	45,994	14.66
5 July 2017	Sale	31,101	14.70
21 July 2017	Purchase	60,000	14.03
21 July 2017	Purchase	67,100	14.00
16 August 2017	Purchase	8,200	14.00
16 August 2017	Purchase	18,400	14.00
17 August 2017	Purchase	15,600	14.00
17 August 2017	Purchase	6,900	14.00
18 August 2017	Purchase	252,194	10.99
18 August 2017	Purchase	1,000	14.00
18 August 2017	Purchase	2,400	14.00
18 August 2017	Purchase	12,900	13.00
18 August 2017	Purchase	783,900	14.00
18 August 2017	Purchase	1,770,700	14.00
18 August 2017	Purchase	487,100	13.00
21 August 2017	Sale	3,174,200	11.00
21 August 2017	Purchase	500,000	10.09
21 August 2017	Purchase	116,616	9.88

(d) Not known.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following table lists put options referencing Shares of the Issuer sold by the Reporting Person.

Date of transaction	Number of Shares referenced by put option	Strike price (USD)	Exercise date
16 June 2017	333,800	14.00	17 November 2017
19 June 2017	100,000	14.00	17 November 2017
20 June 2017	202,700	14.00	17 November 2017
20 June 2017	100	14.00	17 November 2017
20 June 2017	10,000	14.00	17 November 2017
21 June 2017	94,500	14.00	17 November 2017
21 June 2017	50,000	14.00	17 November 2017
21 June 2017	5,500	14.00	17 November 2017
21 June 2017	100,000	14.00	17 November 2017
21 June 2017	57,500	14.00	17 November 2017
21 June 2017	42,500	14.00	17 November 2017
21 June 2017	50,000	14.00	17 November 2017
22 June 2017	593,400	12.00	17 November 2017
22 June 2017	44,900	12.00	17 November 2017
23 June 2017	188,000	14.00	17 November 2017
23 June 2017	12,000	14.00	17 November 2017
26 June 2017	150,000	14.00	17 November 2017
26 June 2017	26,800	14.00	17 November 2017
11 July 2017	220,000	14.00	16 February 2018
18 July 2017	80,000	14.00	16 February 2018
21 July 2017	42,700	14.00	17 November 2017
21 July 2017	241,900	14.00	16 February 2018
24 July 2017	500,000	14.00	16 February 2018
15 August 2017	500,000	12.00	16 February 2018
17 August 2017	500,000	12.00	16 February 2018
18 August 2017	200,000	12.00	16 February 2018

Except for the arrangements described herein, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2017

Sports Direct International plc

	By:	/s/ Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary